SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 14, 2003

Swedish Match AB
(Translation of Registrant’s Name into English)

Rosenlundsgatan 36
S-118 85 Stockholm, Sweden
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release informing that Swedish Match announces new prices on moist snuff for sale in the US.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWEDISH MATCH AB

Date: January 14, 2003	By:	/s/ SVEN HINDRIKES
Sven Hindrikes Executive Vice President and Chief Financial Officer

PRESS RELEASE
Nasdaq: SWMAY      Stockholmsbörsen: SWMA

January 14, 2003

Swedish Match announces new prices on moist snuff for sale in the US

Swedish Match AB announced today that Swedish Match North America has increased wholesale prices on its Timber Wolf moist snuff by 15 cents per can, effective January 20, 2003. The new wholesale list price for Timber Wolf product will be $1.61 per can. The wholesale price for Renegades snuff will increase by 11 cents per can, to $2.69.

Swedish Match is an international group with headquarters in Stockholm, Sweden. The company manufactures a broad range of tobacco products, matches and disposable lighters which are sold in approximately 140 countries. Sales for the twelve month period ending September 30, 2002 amounted to 13,847 MSEK. Swedish Match is listed on Stockholmsbörsen (SWMA) and on NASDAQ (SWMAY).

For further information, please contact:

Sven Hindrikes, Executive Vice President and	office +46 8 658 02 82
Chief Financial Officer	mobile +46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary	office +46 8 658 03 64
and General Counsel	mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations	office +46 8 658 01 73
mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)	office +1 804 302 1912
mobile +1 804 502 1912